BNC BANCORP

SUMMARY ANNUAL REPORT

2011

CELEBRATING **20** YEARS 1991-2011


we only grow one way...

UP

AT BNC BANCORP AND BANK OF NORTH CAROLINA, OUR MISSION IS TO PROVIDE THE BEST BANKING EXPERIENCE POSSIBLE BY ANTICIPATING YOUR NEEDS, AND EXCEEDING YOUR EXPECTATIONS WHILE ASSISTING YOU IN ACHIEVING YOUR SHORT-TERM AND LONG-TERM FINANCIAL GOALS. WE ARE COMMITTED TO PROVIDING A CHALLENGING AND REWARDING WORK ENVIRONMENT FOR OUR EMPLOYEES, WHILE MAINTAINING SOLID FINANCIAL STRENGTH TO ENSURE SUPERIOR RETURNS FOR OUR SHAREHOLDERS.

Table of Contents

from the Chairman of the Board of Directors



The past year has been one of many significant accomplishments for our Bank. While the macro economic climate is showing some early signs of improvement, the banking industry still faces many challenges. Yet it is in times like these that the best management teams and the best organizations have an ability to differentiate themselves from the rest. Our aim is to use our relative strength to continue to grow by attracting the top banking talent to our team, further enhancing our banking products and services, and growing our footprint with carefully selected acquisitions in attractive markets. The keys to our decision-making are careful due diligence and discipline.

In balancing future challenges and opportunities, I have never been more optimistic about our future.

Thomas R. Sloan | Investing In You 2011

Financial Highlights

($ in thousands, except per share data)
Year Ended December 31

	2011	2010	$ Change	% Change
Statements of Operations				
Total interest income	$ 103,343	$ 95,010	$ 8,333	8.8%
Total interest expense	32,920	34,747	(1,827)	(5.3)
Net interest income	70,423	60,263	10,160	16.9
Provision for loan losses	18,214	26,382	(8,168)	(31.0)
Net interest income after provision	52,209	33,881	18,328	54.1
Non-interest income	20,802	28,813	(8,011)	(27.8)
Non-interest expenses	67,864	55,172	12,692	23.0
Income before income taxes	5,147	7,522	(2,375)	31.6
Income tax expense (benefit)	(1,783)	(204)	1,579	(774.0)
Net income	6,930	7,726	(796)	(10.3)
Less preferred stock dividends and discount accretion	2,404	2,196	(208)	(9.5)
Net income available to common shareholders	$ 4,526	$ 5,530	$ (1,004)	(18.2)
Per Common Share Data				
Basic earnings per share	$ 0.45	$ 0.62	$ (0.17)	(27.4)%
Diluted earnings per share	0.45	0.61	(0.16)	(26.2)
Cash dividends paid	0.20	0.20	-	-
Tangible common book value	9.60	8.49	1.11	13.1
Closing market price	7.25	9.00	(1.75)	(19.4)
Balance Sheet Data				
Total assets	$2,454,930	$2,149,932	$304,998	14.2%
Loans	1,709,483	1,508,180	201,303	13.3
Allowance for loan losses	31,008	24,813	6,195	25.0
Goodwill	26,129	26,129	-	-
Deposits	2,118,187	1,828,070	290,117	15.9
Borrowings and trust preferred securities	163,924	157,920	6,004	3.8
Shareholders' equity	163,855	152,224	11,631	7.6
Key Ratios				
Return on average assets	0.31%	0.38%		
Return on average common equity	4.12%	4.98%		
Return on average tangible common equity	5.56%	6.70%		
Efficiency ratio	70.09%	58.38%		
Allowance for loan losses to period-end loans	1.81%	1.65%		
Net loan charge-offs to average loans	1.33%	1.39%		
Average equity to average assets	7.11%	7.40%		

Forward Looking Statements

This report contains certain forward-looking statements with respect to the financial condition, results of operations and business of the Company and the Bank. These forward-looking statements involve risks and uncertainties and are based on the beliefs and assumptions of management of the Company and on the information available to management at the time that these disclosures were prepared. These statements can be identified by the use of words like "expect," "anticipate," "estimate" and "believe," variations of these words and other similar expressions. Readers should not place undue reliance on forward-looking statements as a number of important factors could cause actual results to differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, (1) competition in the Bank's markets, (2) changes in the interest rate environment, (3) general national, regional or local economic conditions may be less favorable than expected, resulting in, among other things, a deterioration in credit quality and the possible impairment of collectibility of loans, (4) legislative or regulatory changes, including changes in accounting standards, (5) significant changes in the federal and state legal and regulatory environment and tax laws, (6) the impact of changes in monetary and fiscal policies, laws, rules and regulations and (7) other risks and factors identified in the Company's other filings with the SEC. The Company undertakes no obligation to update any forward-looking statements. This report should be read in conjunction with the Annual Report filed on form 10-K for the year ended December 31, 2011.

To Our Shareholders

Balance. Discipline. Stability.



W. Swope Montgomery, Jr.
President and Chief Executive Officer, BNC Bancorp
Chief Executive Officer, Bank of North Carolina

This year, we celebrate Bank of North Carolina's 20th anniversary. Looking back to December 3, 1991, Bank of North Carolina greeted its first customers from a double wide trailer while the current main office was under construction. By staying committed to our Smart Growth Mission, working closely with our Board, and recruiting great people, we have taken the $4.4 million of initial capital put up by our founding shareholders and have grown to $2.5 billion in assets with 446 employees and 31 branches in two states. Through it all, we have remained disciplined with soundness as our primary objective.

It is important to note that much of the initial investment, plus much in subsequent purchases, still resides within our board, management team and director emerita; so when this group collaborates on Company decisions, their money and investment dollars are aligned with each of you as shareholders. It is rare that many Companies have a board and executive management as fully invested as this group, and as a large shareholder myself, this gives me great comfort.

Throughout the past four years, the banking industry, in particular, the southeast, has suffered the effects of the financial downturn of the economy. While these conditions had a major impact on financial services companies, we find ourselves very well positioned. For us, we know that the success of our Bank depends on how well we prepare and utilize opportunities to offset challenges. Due to the economy, many of our competitors had to reduce the size of their bank, and reevaluate and reform how and where they do business; and this has had a significant impact on the manner in which they serve their customers. At Bank of North Carolina, we have not only extended our footprint, but we have also expanded and elevated our product offerings and service levels. Our growth over the past few years along with major investments in people and technology, have allowed us to expand our retail and business services offerings. We have greatly enhanced our capabilities within our Mortgage Division, and added an SBA Lending Division to help serve small businesses that need financing terms that exceed regulatory approved bank guidelines. We have grown our Company from the inside out and will continue to leverage this new talent we have added over the past few years.

Our sustained growth can be attributed to the dedication of our Board, exceptional management team and our devoted employees. In 2011, total assets increased to $2.45 billion, a $305 million increase compared to $2.15 billion at December 31, 2010. Net interest income also increased $10.2 million to $70.4 million and total loans increased $201.3 million, or 13.3% from the prior year. This growth was accomplished at a time when the media and government complained about banks not lending.

Net Interest Income (000's)



$75,000
$65,000
$60,000
$55,000
$50,000
$45,000
$40,000
$35,000
$30,000
$32,405
$33,608
$46,215
$60,263
$70,400
2007
2008
2009
2010
2011

Total Assets (000's)



$2,600,000
$2,400,000
$2,200,000
$2,000,000
$1,800,000
$1,600,000
$1,400,000
$1,200,000
$1,000,000
$1,130,112
$1,572,876
$1,634,185
$2,149,932
$2,450,000
2007
2008
2009
2010
2011



Greenville, SC Branch

As we reflect on the twenty-year history of our organization, we believe the foundation we've built will produce exceptional results for years to come. Thank you for your commitment and support of our Company. We're proud of our past and look forward to sharing our dynamic future with you.

Strategic Growth

Bank of North Carolina has continued to grow in recent years due to the combination of organic growth and strategic acquisitions. In late third quarter, we announced an agreement to acquire Regent Bank in Greenville, South Carolina, which was subsequently closed on December 31.
This acquisition was a low-risk entrance into the Greenville market, which is one of the fastest growing markets in the Carolinas. Furthermore, in early October, we had an opportunity to purchase Blue Ridge Savings Bank through a loss-sharing FDIC assisted transaction. With this transaction came $160 million in assets and deposits and six new branches in the attractive Western, North Carolina market.

State Banking Commission approves Bank of North Carolina's charter

1990



State agency approves
Bank of North Carolina

Greeted our first customers on December 3, 1991

1991



Moved into permanent offices in Thomasville, NC

1992



1993





Greensboro, NC Branch



Raleigh, NC Branch



Winston-Salem, NC Branch

Additionally, in 2011 we announced the signing of a definitive agreement to acquire KeySource Commercial Bank in Durham, North Carolina. This acquisition provides customers with an additional banking office in the Triangle as well as a quality regional support team to support our planned development of this high-growth market. The merger is expected to close in the second quarter of 2012.

We are able to do these transactions due to our strong core earnings and capital ratios. The amount of preparation that goes into evaluating each of these acquisitions is extensive. Our team has moved quickly to integrate these opportunities and ensure that our new customers have a seamless introduction to our Company. Many take the integration piece for granted, but I have seen firsthand the countless hours of planning, evaluation and coordination that has led to our high level of success in this area. I can't give enough thanks to this group, which is mostly behind the scenes, but they are a dedicated team that is the heart and soul of our Company.

While we are pleased with the value these acquisitions have provided to our franchise, we remain very focused on organic growth as well. In April, we opened our first office in Raleigh on Falls of Neuse Road, which was complemented later in the year by the KeySource Commercial Bank announcement. We hope to continue our expansion in the Triangle markets of Raleigh, Durham and Chapel Hill as this market, along with recent expansion in Charlotte, have provided us with a growing presence in the two largest and fastest growing markets in North Carolina. We have also established a strong presence in the Charlotte market and in January 2012, we opened a full-service branch in the Pineville Matthews area on Carmel Road. Additionally, by the end of 2012, we will open another full-service branch and regional commercial office located on Fairview Road in the South Park area of Charlotte. Our vision to expand into Wake and Mecklenburg counties is a result of the strong business relationships and attractive loan opportunities presented in these thriving markets.

In order to better serve our customers with convenient access and a variety of products, we merged two of our Greensboro offices into a larger, more desirable and more visible location in late October. This opportunity provided our customers with ATM and drive-through banking that the former locations did not offer. It also gave us the capacity to provide in-branch Mortgage Origination, Investments and Private Banking. Earlier in the year, we also celebrated the grand opening of our Winston-Salem branch, which had been operating as a loan production office for the past five years. We are continually examining ways to benefit our customers, shareholders and employees, and these two moves enhance our ability to provide a complete line of banking services.

Bank had one of the greatest increases for NC Banks in the first three years, according to data provided by Sheshunoff Information Services.

1994



Small bank is growing rapidly

by Steve Toney

THOMASVILLE — The 3-year-old

Earnings increase 45.1%

1995



BUSINESS BRIEFS

Bank of North Carolina's earnings jump

Opened Archdale, NC Branch

1996



1997



"The Mortgage Division we have built is a world class operation. We intend to strategically expand the operation throughout our footprint and beyond. We expect this division to make a significant contribution to the non-interest income component of our Company."

Richard D. Callicutt II

Executive Vice President & Chief Operating Officer, BNC Bancorp
President & Chief Operating Officer, Bank of North Carolina

Focused Development



Kenneth D. Pack, Sr.
Executive Vice President & Director of Mortgage

In the first quarter of 2011, we expanded our Mortgage Division by offering a wider array of lending products and services. Housed in the Charlotte market, this division is led by Executive Vice President, Ken Pack, who has over thirty years of experience in the industry. Pack has a full operations staff of over forty people to underwrite, process and originate mortgage loans that are sold into the secondary market. The Mortgage Originators, who are among the highest caliber lenders in their community, are now in each of our newer markets, including Western North Carolina, Myrtle Beach, Hilton Head and Greenville, South Carolina.

"We are executing a strategic plan and have prepared our sales, support, and risk management functions for success."

David B. Spencer

Executive Vice President & Chief Financial Officer
BNC Bancorp & Bank of North Carolina



Loans
$1,800,000
$1,600,000
$1,400,000
$1,200,000
$1,000,000
$800,000
$932,562
$1,007,788
$1,079,179
$1,508,180
$1,709,483
2007
2008
2009
2010
2011



David E. White
Senior Vice President, SBA Manager

Furthermore, in the second quarter of 2011, we introduced a new SBA Division. This operation is headquartered in Raleigh and is led by Senior Vice President, David White, who has over twenty years of SBA experience. Previously, White achieved President's Club status for being a top producer in both a sales and leadership capacity at a large regional financial institution. White's department has been busy processing and servicing SBA guaranteed loans and in early second quarter of 2012, we expect to receive the highly coveted SBA Preferred Lender Status. This designation would provide us with the authority to approve in-house loan requests, thereby expediting the loan process. We are confident that these new ventures will provide meaningful contributions to our results for 2012.

Opened Lexington, NC Branch



1998

Opened National Highway, Thomasville, NC Branch



1999

2000

Total Banking Offices


35
30
25
20
15
10
16
16
17
24
31
2007
2008
2009
2010
2011

Deposits


$2,200,000
$2,000,000
$1,800,000
$1,600,000
$1,400,000
$1,200,000
$1,000,000
$800,000
$855,130
$1,146,013
$1,349,878
$1,828,070
$2,118,187
2007
2008
2009
2010
2011



Completed Construction on Kermit Cloniger Operations Building

2001

BNC BANCORP

Formed the Holding Company BNC Bancorp

BNC

Acquired Independence Bank

2002

Prudent Management



William D. McKendry II
Executive Vice President, & Chief Risk Officer

The events in recent years along with regulatory changes have demonstrated the need for sound risk management. In December 2011, Bill McKendry joined Bank of North Carolina as Executive Vice President, Chief Enterprise Risk Officer. McKendry brings a diverse banking background with extensive experience in risk management, auditing and financial reporting. He will be responsible for managing and monitoring risks and implementing appropriate strategies to mitigate those risks. McKendry's depth of experience will help us improve the effectiveness and supervision of a changing environment.

"Sound risk management practices play an important role in growing stakeholder value."

Richard D. Callicutt II

Executive Vice President & Chief Operating Officer, BNC Bancorp
President & Chief Operating Officer, Bank of North Carolina



"Despite current economic conditions, we have reported profits every year and continue to have capital levels well in excess of regulatory guidelines to be considered "well capitalized." In 2011, we announced three acquisitions, all of which were strategic fits to our franchise and none required additional capital to complete."

David B. Spencer

Executive Vice President & Chief Financial Officer,
BNC Bancorp & Bank of North Carolina

Investing In You

Each year we host a Bank-wide meeting where the employees come together to ask questions, hear from the management team and interact with their associates. This year, executive management delivered an informative presentation on the importance of being a team. During the meeting, the employees were equipped with their "team gear" and were provided red jerseys with the number "one." All of our employees play an equal role in the success of our Company, and we truly feel they are number one. Their unwavering dedication is essential to the growth and development of our Company.



BNC Investing In You 2011



Twenty years ago, we built our first office in Thomasville, North Carolina and in honor of our twentieth year, Bank of North Carolina committed to build a Habitat home for a family in need right where we started. Habitat for Humanity's mission is to bring people together to build homes, communities and hope; and we couldn't be more excited to help a local family build a better life. During Investing in You, we framed a wall that will be going in the Habitat home. Each employee had the opportunity to sign the wall and bestow their well wishes for the family. Beginning March 2012, employees will be on site every Saturday until completion, which we anticipate to be in early summer.





As a community bank, we realize that our customers are often our neighbors. And with many area food banks struggling to keep enough food on the shelf, we hope to help hundreds of families within our footprint by becoming an official drop-off site for area food banks. Bank employees were enthusiastic about fulfilling the need and helped kickoff donations by bringing cans of food to Investing In You. Non-perishable food items can be donated at any of our branches throughout North and South Carolina; which in turn, will be given to local food banks in that market. We encourage you to utilize our branches to support those in need.









Opened Loan Production Office in Salisbury, NC

2003

Opened Loan Production Office in Winston-Salem, NC

2004

Opened Full-Service Branch in High Point, NC

2005

Opened Loan Production Office in Harrisburg and Branches in Salisbury and Welcome, NC

2006

Acquired Sterling South Bank & Trust - Greensboro Offices

Reaches Milestone - Total Assets Exceed $1 Billion

Opened Harrisburg, NC Branch

2007

"We are pleased to work with Habitat for Humanity to benefit those who are struggling to provide a safe, decent, affordable home for their family."

W. Swope Montgomery, Jr.

President & Chief Executive Officer, BNC Bancorp

Chief Executive Officer, Bank of North Carolina

Generous Giving

United Way not only strengthens our communities, but they encourage others to advocate, give and volunteer for the common good. We believe this is a worthy cause and each year we have a campaign where employees have the opportunity to give back. This year, we increased our overall contribution by $36,000 to $189,000. As a result of our gift, we received the Employee Campaign Award, which recognizes outstanding employee fair share giving. We were also the recipient of the Chairman's Award. This award acknowledges organizations that incorporate a proven set of campaign best practices including, increased giving from the previous year, high participation levels and corporate support.

Opened Mooresville, NC Branch



Opened Eastchester Branch in High Point, NC

2008



Thomas R. Sloan Replaces Retiring Chairman of the Board, W. Groome Fulton


CFO
Outstanding In The Field

David Spencer recognized as CFO of the Year Finalist

Richard D. Callicutt II Promoted to President of Bank of North Carolina

2009

Opened Concord, NC Branch



Acquired Beach First National Bank in Coastal, SC Areas

2010

Closed $35 Million Capital Raise, Anchored by Aquiline Capital Partners

Delivering More Than Expected

Although challenges remain in our local economies, we continue to adapt our business model to ensure we are delivering more than expected. We have diversified ourselves by the investments we've made in new departments, technology and people, and our task is to ensure that we optimize these investments for our customers, employees and shareholders. We've prepared ourselves for success and been disciplined in our approach. Our strong foundation will continue to bear results as we remain a model of strength and stability in this challenging environment. Thank you for the opportunity to show you why, we're the place to be...for all the right reasons.

W. Swope Montgomery, Jr.
President & Chief Executive Officer
BNC Bancorp



Acquired Blue Ride Savings Bank in Western, NC



Purchased Regent Bank in Greenville, SC


2011
WINNER

Richard Callicutt named Small Business Advocate of the Year



Opened Branch in Raleigh

BNC

Opened Mortgage Division and SBA Division

2011

North Carolina & South Carolina

Growth by County

- High Growth Market – BNC Offices
- High Growth Market
- Medium Growth Market
- Slow Growth Market

Information based on Market Scoring Analysis by Raymond James & Associates.

2011 smart**growth**


I-40 East / West
I-85 North / South
I-95 North / South
Ashe
Alleghany
Surry
Stokes
Rockingham
Caswell
Person
Granville
Vance
Warren
Northampton
Gates
Camden
Currituck
Pasquotank
Perquimans
Chowan
Hertford
Halifax
Bertie
Watauga
Wilkes
Yadkin
Forsyth
Guilford
Alamance
Orange
Durham
Franklin
Nash
Edgecombe
Martin
Washington
Tyrrell
Dare
Mitchell
Avery
Caldwell
Alexander
Iredell
Davie
Davidson
Randolph
Chatham
Wake
Johnston
Wilson
Pitt
Beaufort
Hyde
Madison
Yancey
Burke
McDowell
Catawba
Rowan
Buncombe
Haywood
Swain
Graham
Cherokee
Clay
Macon
Jackson
Transylvania
Henderson
Polk
Rutherford
Cleveland
Lincoln
Gaston
Cabarrus
Mecklenburg
Stanly
Montgomery
Moore
Lee
Harnett
Greene
Wayne
Lenoir
Craven
Pamlico
Jones
Union
Anson
Richmond
Hoke
Cumberland
Sampson
Duplin
Onslow
Carteret
Scotland
Robeson
Bladen
Pender
New Hanover
Columbus
Brunswick
Greenville
Spartanburg
Cherokee
York
Pickens
Oconee
Union
Chester
Lancaster
Chesterfield
Marlboro
Anderson
Laurens
Fairfield
Kershaw
Darlington
Dillon
Newberry
Abbeville
Greenwood
Saluda
Lee
Florence
Marion
Richland
Sumter
Horry
McCormick
Lexington
Edgefield
Aiken
Calhoun
Clarendon
Williamsburg
Georgetown
Orangeburg
Barnwell
Bamberg
Berkeley
Charleston
Dorchester
Allendale
Hampton
Colleton
Charleston
Jasper
Beaufort

BNC Bancorp
Board of Directors

Thomas R. Sloan
Chairman of the Board
BNC Bancorp and Bank of North Carolina
Retired Chairman, Essilor Laboratories of America

W. Swope Montgomery, Jr.
President and Chief Executive Officer BNC Bancorp
Chief Executive Officer Bank of North Carolina

Larry L. Callahan
President/Owner Triad Land Surveying

Richard D. Callicutt II
Executive Vice President and Chief Operating Officer BNC Bancorp
President and Chief Operating Officer Bank of North Carolina

Joseph M. Coltrane, Jr.
Attorney at Law
Coltrane, Grubbs & James PLLC

G. Kennedy Thompson
Principal
Aquiline Capital Partners

Charles T. Hagan III
Attorney at Law
Hagan Davis Mangum Barrett & Langley PLLC

Lenin J. Peters, M.D.
President, Bethany Medical Center

Thomas R. Smith, CPA
President, Smith, Parsley & McWhorter, P.A.

Robert A. Team, Jr.
President, Carolina Investment Properties, Inc.

D. Vann Williford
CEO, Vesco Material Handling Equipment, Inc.
DBA Atlantic Coast Toyota Lift

Richard F. Wood
Financial Advisor/Investment Officer,
Wells Fargo Advisors
Corporate Secretary BNC Bancorp and
Bank of North Carolina

Bob M. Burleson
Director Emeritus

D. Kermit Cloniger †
Director Emeritus

John J. Collett, Jr.
Director Emeritus

W. Groome Fulton, Jr.
Director Emeritus

Lloyd M. Higgins, M.D.
Director Emeritus

Carlyle A. Nance, Jr.
Director Emeritus

Colon E. Starrett
Director Emeritus

† Deceased

Bank of North Carolina
Executive Officers and Functional Leaders

W. Swope Montgomery, Jr.
Chief Executive Officer

Richard D. Callicutt II
President & Chief Operating Officer

David B. Spencer
Executive Vice President &
Chief Financial Officer

Thomas Bouchette
Executive Vice President &
South Carolina Market Area President

William D. McKendry II
Executive Vice President &
Chief Risk Officer

Thomas M. Nelson
Executive Vice President &
Chief Credit Officer

Kenneth D. Pack, Sr.
Executive Vice President &
Director of Mortgage

Michael L. Bryan
Chief Information Officer

William M. Connolly
North Carolina Southern Region
Market Area President

J. Reid Marks
North Carolina Northern Region
Market Area President

Paul H. Calhoun
Director of Internal Audit

Angela K. Chester
Retail Banking Manager

Thomas S. Dillon
Director of Investment Services

Michelle W. Ferguson
Compliance Officer

Ronald J. Gorczynski
Director of Accounting &
Regulatory Reporting

Robert L. Huckabee
Chief Marketing Officer

Drema A. Michael
Director of Investor &
Corporate Relations

Bonnie M. Murdock
Assistant Corporate Secretary

Debbie J. Myers
Business Services Manager

Musette S. Nesbit
Loan Operations Manager

Virginia M. Smith
Deposit Operations Manager

Susan G. Springer
Director of Human Resources

Patricia M. Strickland
Controller

Professional
Advisors and Agents

Regulatory and Securities Counsel
Womble Carlyle Sandridge & Rice, PLLC
271 17th Street, NW, Suite 2400
Atlanta, Georgia 30363

Independent Auditors
Cherry, Bekaert & Holland, LLP
525 North Tryon Street – Suite 1800
Charlotte, NC 28202

Stock Transfer Agent
Registrar & Transfer Company
10 Commerce Drive
Cranford, NJ 07016

Stock Symbol
BNCN

Primary Market Makers
Sandler, O'Neill & Partners, LP
Morgan Keegan & Company, Inc.
Raymond James & Associates
FIG Partners

INCLUDED IN THE MATERIAL IS FORM 10-K, BNC BANCORP ANNUAL REPORT WHICH HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND IS BEING MAILED TO SHAREHOLDERS.

Banking Locations
North Carolina

Archdale
113 Trindale Road
Archdale, NC 27263
Phone: 336 431-1200

Asheville
20 South Pack Square
Asheville, NC 28801
Phone: 828 252-1893

Boone
2663 Highway 105 South
Boone, NC 28607
Phone: 828 263-9388

Brevard
130 S. Broad Street
Brevard, NC 28712
Phone: 828 884-7092

Charlotte
5970 Fairview Road
Charlotte, NC 28210
Phone: 704 652-7842

6342 Carmel Road
Charlotte, NC 28226
Phone: 980 359-1199

Mortgage Division
7422 Carmel Executive Park
Suites 110 & 300
Charlotte, NC 28226
Phone: 980 359-1120

Concord
271 Copperfield Blvd. N.E.
Concord, NC 28025
Phone: 704 723-6300

Greensboro
3202 Northline Avenue
Greensboro, NC 27408
Phone: 336 323-0700

2201 N. Elm Street
Greensboro, NC 27408
Phone: 336 323-3020

Harrisburg
3890 Main Street
Harrisburg, NC 28075
Phone: 704 455-1070

Hendersonville
1012 Old Spartanburg Road
Hendersonville, NC 28792
Phone: 828 697-9731

High Point
801 N. Elm Street
High Point, NC 27262
Phone: 336 887-9200

2630 Eastchester Drive
High Point, NC 27265
Phone: 336 869-0100

Kernersville
211 Broad Street
Kernersville, NC 27284
Phone: 336 996-1776

Lexington
115 E. Center Street
Lexington, NC 27292
Phone: 336 224-2621

6355 Old US Hwy 52
Lexington, NC 27295
Phone: 336 731-8392

Maggie Valley
2160 Soco Road
Maggie Valley, NC 28751
Phone: 828 926-8887

Mooresville
125 Commerce Park Road
Mooresville, NC 28117
Phone: 704 662-3889

736-A Brawley School Road
Mooresville, NC 28117
Phone: 704 658-3180

Raleigh
4525 Falls of Neuse Road
Raleigh, NC 27609
Phone: 919 232-6820

SBA Division
4515 Falls of Neuse Road
Raleigh, NC 27609
Phone: 919 232-6850

Salisbury
415 Jake Alexander Boulevard West
Salisbury, NC 28147
Phone: 704 633-3436

Thomasville
831 Julian Avenue
Thomasville, NC 27360
Phone: 336 476-9200

1317 National Highway
Thomasville, NC 27360
Phone: 336 474-1100

Winston-Salem
1810 N. Peace Haven Rd.
Winston Salem, NC 27104
Phone: 336 774-2944

Banking Locations
South Carolina

Greenville
550 East McBee Avenue
Greenville, SC 29601
Phone: 864 250-9800

Litchfield
115 Willbrook Boulevard
Suite A
Pawleys Island, SC 29585
Phone: 843 979-5300

Myrtle Beach
3751 Robert M. Grissom Parkway
Suite 100
Myrtle Beach, SC 29577
Phone: 843 626-2265

North Myrtle Beach
710 Highway 17 North
North Myrtle Beach, SC 29582
Phone: 843 663-2265

Pineland Station
430 William Hilton Parkway
Suite 501
Hilton Head Island, SC 29926
Phone: 843 342-8866

Surfside Beach
3064 Dick Pond Road
Myrtle Beach, SC 29588
Phone: 843 294-6000

The Village at Wexford
1000 William Hilton Parkway
Suite F-4
Hilton Head Island, SC 29928
Phone: 843 842-3232

2011



BNC BANCORP